UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 29, 2007

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 29, 2007

* Print the name and title of the signing officer under his signature
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  1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.anooraqresources.com

ANOORAQ ANNOUNCES TIMING OF ANNUAL GENERAL MEETING
AND CLARIFIES CFO APPOINTMENT

May 29, 2007 Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces that the annual general meeting of shareholders will be held at 14h00 (2 pm Pacific time) on Wednesday June 20, 2007 at Suite 1020, 800 West Pender St., Vancouver BC V6C 2V6.

The Company also wishes to advise that, further to the release of May 24, 2007, Mr. Iemrahn Hassen has joined Anooraq as Chief Financial Officer, effective June 1, 2007, and may be invited to join the Board at a later date.

Ronald Thiessen
President and CEO

For additional details on Anooraq and its South Africa Properties please visit the Company's website at www.anooraqresources.com or contact:

Investor Services Vancouver, Canada Phone: (604) 684-6365 Toll free: (within North America) 1-800-667-2114	Investor Relations Johannesburg, South Africa Phone: +2711 883 0831 or +2783 745 5834

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange have neither approved nor disapproved the contents of this press release.